NEWS RELEASE

PanTerra Provides Notice on the Option Agreement for New Polaris Gold Mine Project

Vancouver, Canada – August 4, 2015 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces it has received notice from PanTerra Gold (British Columbia) Limited (“PGBC”), a wholly owned subsidiary of PanTerra Gold Limited, Australia (ASX: PGI) (“PanTerra”) requesting an extension to the current option agreement on New Polaris Gold Project.

PanTerra has informed Canarc that will not be able to commit to further expenditures to commence Stage 2 exploration and permitting work on Canarc’s New Polaris Gold Mine Project until it receives the approval from the Dominican Republic government for importing New Polaris gold concentrate into the country for processing.

Canarc and Panterra will initiate discussions to negotiate the terms and conditions of a 12 months extension of the agreement during the next 60 days.

During this negotiating period Canarc also intends to evaluate other options for advancing the New Polaris property.

Garry Biles, P.Eng, Canarc’s President and COO, is the Qualified Person who reviewed and approved the technical information contained in this news release.

“Catalin Chiloflischi”

____________________

Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

FOR MORE INFORMATION:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: info@canarc.net    Website: www.canarc.net

About Canarc Resource Corp. Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on exploring its gold properties in north and central BC. Canarc is also seeking a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage. Canarc is also seeking to acquire an operating or pre-production gold mine in the Americas.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

The Preliminary Economic Assessment is preliminary in nature, it includes inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward looking statements and information herein include, but are not limited to, statements regarding Canarc’s future performance, including anticipated acquisitions, exploration, development, production, revenues, cash costs, capital costs, timing and expenditures to develop new mines and mineralized zones, gold grades and recoveries, and the use of the Company’s working capital. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including: the receipt of all necessary approvals; uncertainty of future production, capital expenditures and other costs; financing and additional capital requirements; the receipt in a timely fashion of any further permitting for the New Polaris Gold Project; legislative, political, social or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; and the risks normally involved in the exploration, development and mining business. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward looking information. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.